WAL★MART
México

FILE N°
82-4609

RECEIVED
2007 JUL 16 A 8:55

July 11, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Second quarter 2007 consolidated financial statements.
- Press release reports results for the second quarter 2007 and June 2007 sales.
- Report on share repurchase for June 2007.

07025210

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

RECEIVED

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	94,287,940	100	85,167,858	100
s02	CURRENT ASSETS	29,545,995	31	27,542,034	32
s03	CASH AND SHORT-TERM INVESTMENTS	9,926,942	11	9,336,680	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	533,897	1	469,491	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,921,165	2	2,105,041	2
s06	INVENTORIES	16,525,878	18	15,006,822	18
s07	OTHER CURRENT ASSETS	638,113	1	624,000	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	64,741,945	69	57,625,824	68
s13	LAND AND BUILDINGS	62,082,896	66	56,152,793	66
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	23,043,128	24	20,470,783	24
s16	ACCUMULATED DEPRECIATION	23,002,774	24	21,350,908	25
s17	CONSTRUCTION IN PROGRESS	2,618,695	3	2,353,156	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	34,949,081	100	30,836,058	100
s21	CURRENT LIABILITIES	26,804,479	77	24,346,750	79
s22	SUPPLIERS	20,944,068	60	19,300,530	63
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	201,132	1	175,609	1
s25	TAXES PAYABLE	661,147	2	787,023	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,998,132	14	4,083,588	13
s27	LONG-TERM LIABILITIES	2,481,810	7	1,912,007	6
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	2,481,810	7	1,912,007	6
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	5,662,792	16	4,577,301	15
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	59,338,859	100	54,331,800	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	59,338,859	100	54,331,800	100
s36	CONTRIBUTED CAPITAL	20,690,886	35	19,462,177	36
s79	CAPITAL STOCK	21,593,384	36	19,818,181	36
s39	PREMIUM ON ISSUANCE OF SHARES	(902,498)	(2)	(356,004)	(1)
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	38,647,973	65	34,869,623	64
s42	RETAINED EARNINGS AND CAPITAL RESERVES	50,149,077	85	45,691,278	84
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,501,104)	(19)	(10,821,655)	(20)
s80	SHARES REPURCHASED	0	0	0	0

FILE Nº 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s03	CASH AND SHORT-TERM INVESTMENTS	9,926,942	100	9,336,680	100
s46	CASH	43,027	0	54,194	1
s47	SHORT-TERM INVESTMENTS	9,883,915	100	9,282,486	99
s07	OTHER CURRENT ASSETS	638,113	100	624,000	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	638,113	100	624,000	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	26,804,479	100	24,346,750	100
s52	FOREIGN CURRENCY LIABILITIES	1,981,768	7	1,560,039	6
s53	MEXICAN PESOS LIABILITIES	24,822,711	93	22,786,711	94
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,998,132	100	4,083,588	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	4,998,132	100	4,083,588	100
s27	LONG-TERM LIABILITIES	2,481,810	100	1,912,007	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	2,481,810	100	1,912,007	100
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	5,662,792	100	4,577,301	100
s66	DEFERRED TAXES	5,562,733	98	4,531,189	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	100,059	2	46,112	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	21,593,384	100	19,818,181	100
s37	CAPITAL STOCK (NOMINAL)	13,002,067	60	11,107,223	56
s38	RESTATEMENT OF CAPITAL STOCK	8,591,317	40	8,710,958	44

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	50,149,077	100	45,691,278	100
s93	LEGAL RESERVE	3,944,218	8	3,511,548	8
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	40,303,192	80	36,882,012	81
s45	NET INCOME FOR THE YEAR	5,901,667	12	5,297,718	12
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,501,104)	100	(10,821,655)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,501,104)	100	(10,821,655)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	2,741,516	3,195,284
s73	PENSIONS AND SENIORITY PREMIUMS	272,554	239,697
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	149,440	135,335
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,539,115,186	8,604,933,568
s78	REPURCHASED SHARES (*)	73,225,000	120,853,900
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	100,971,587	100	90,788,857	100
r02	COST OF SALES	79,514,669	79	71,376,168	79
r03	GROSS PROFIT	21,456,918	21	19,412,689	21
r04	GENERAL EXPENSES	13,728,928	14	12,576,175	14
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	7,727,990	8	6,836,514	8
r08	OTHER INCOME AND (EXPENSE), NET	(63,356)	0	(53,487)	0
r06	COMPREHENSIVE FINANCING RESULT	532,126	1	667,794	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	8,196,760	8	7,450,821	8
r10	INCOME TAXES	2,295,093	2	2,153,103	2
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	5,901,667	6	5,297,718	6
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	5,901,667	6	5,297,718	6
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	5,901,667	6	5,297,718	6

FILE Nº 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX　　QUARTER: 2　　YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS　　CONSOLIDATED

(Thousands of Mexican Pesos)　　Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	100,971,587	100	90,788,857	100
r21	DOMESTIC	100,971,587	100	90,788,857	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	OTHER INCOME AND (EXPENSE), NET	(63,356)	100	(53,487)	100
r49	OTHER INCOME AND (EXPENSE), NET	(39,331)	62	(42,732)	80
r34	EMPLOYEES' PROFIT SHARING EXPENSES	24,025	(38)	10,755	(20)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	532,126	100	667,794	100
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	63,276	12	35,856	5
r26	INTEREST INCOME	527,982	99	540,007	81
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	1,661	0	98,721	15
r28	RESULT FROM MONETARY POSITION	65,759	12	64,922	10
r10	INCOME TAXES	2,295,093	100	2,153,103	100
r32	INCOME TAX	2,472,714	108	2,296,071	107
r33	DEFERRED INCOME TAX	(177,621)	(8)	(142,968)	(7)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

FILE Nº
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	210,307,942	184,608,625
r39	OPERATING INCOME (**)	17,102,433	14,430,597
r40	NET INCOME OF MAJORITY INTEREST (**)	13,100,560	11,128,205
r41	NET CONSOLIDATED INCOME (**)	13,100,560	11,128,205
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,751,162	1,628,357

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	51,088,611	100	47,048,327	100
rt02	COST OF SALES	40,185,740	79	36,961,611	79
rt03	GROSS PROFIT	10,902,871	21	10,086,716	21
rt04	GENERAL EXPENSES	6,899,396	14	6,499,277	14
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	4,003,475	8	3,587,439	8
rt08	OTHER INCOME AND (EXPENSE), NET	(21,619)	0	49,176	0
rt06	COMPREHENSIVE FINANCING RESULT	144,310	0	270,915	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	4,126,166	8	3,907,530	8
rt10	INCOME TAXES	1,155,327	2	1,133,632	2
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,970,839	6	2,773,898	6
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,970,839	6	2,773,898	6
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	2,970,839	6	2,773,898	6

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	51,088,611	100	47,048,327	100
rt21	DOMESTIC	51,088,611	100	47,048,327	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	OTHER INCOME AND (EXPENSE), NET	(21,619)	100	49,176	100
rt49	OTHER INCOME AND(EXPENSE), NET	(9,590)	44	48,546	99
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	12,029	(56)	(630)	(1)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	144,310	100	270,915	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	32,465	22	18,180	7
rt26	INTEREST INCOME	238,644	165	239,782	89
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(2,431)	(2)	63,152	23
rt28	RESULT FROM MONETARY POSITION	(59,438)	(41)	(13,839)	(5)
rt10	INCOME TAXES	1,155,327	100	1,133,632	100
rt32	INCOME TAX	1,273,331	110	1,166,988	103
rt33	DEFERRED INCOME TAX	(118,004)	(10)	(33,356)	(3)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	884,879	825,712

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	5,901,667	5,297,718
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,595,912	1,501,619
c03	RESOURCES FROM NET INCOME FOR THE YEAR	7,497,579	6,799,337
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,903,651)	(4,121,442)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	5,593,928	2,677,895
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	243,180	274,541
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,666,506)	(4,633,174)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(5,423,326)	(4,358,633)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(5,315,544)	(3,803,011)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(5,144,942)	(5,483,749)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	15,071,884	14,820,429
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,926,942	9,336,680

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 2 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,595,912	1,501,619
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,751,162	1,628,357
c41	+ (-) OTHER ITEMS	(155,250)	(126,738)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,903,651)	(4,121,442)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	1,382,072	176,742
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,530,536	(359,532)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(80,118)	(106,604)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(5,070,492)	(2,080,217)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	334,351	(1,751,831)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	243,180	274,541
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	243,180	274,541
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,666,506)	(4,633,174)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(2,227,479)	(821,653)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(3,439,027)	(3,811,521)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(5,315,544)	(3,803,011)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,465,995)	(3,385,104)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	121,308	302,866
c39	+ (-) OTHER ITEMS	(970,857)	(720,773)

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	5.84	%	5.83	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	22.07	%	20.48	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.89	%	13.06	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	17.82	%	8.29	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.11	%	1.22	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.23	times	2.16	times
p07	NET SALES TO FIXED ASSETS (**)	3.24	times	3.20	times
p08	INVENTORIES TURNOVER (**)	9.52	times	9.92	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0.82	days	0.80	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	37.06	%	36.20	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.58	times	0.56	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.67	%	5.05	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	3.83	%	3.31	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	6.01	times	5.98	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.10	times	1.13	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.48	times	0.51	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.84	times	0.89	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	37.03	%	38.34	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	7.42	%	7.48	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.88)	%	(4.53)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(4.48)	%	(6.29)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	104.48	%	106.29	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	84.01	%	89.01	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.52		$	1.28	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	1.52		$	1.28	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	6.95		$	6.31	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.51		$	0.38	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		5.90	times		5.14	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		26.93	times		25.43	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

s39: THE PREMIUM ON SALE OF SHARES LINE THAT APPEARS IN CONSOLIDATED BALANCE SHEETS INCLUDES THE STOCK OPTION PLAN FUND FOR PERSONNEL DURING BOTH YEARS.

NOTE 2 - CHARACTERISTICS OF THE SHARES

s77: WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

NOTE 3 - REPURCHASE OF SHARES:

s80: FROM JANUARY 1° TO MARCH 5, THEY WERE REPURCHASED OF ITS OWN SHARES, BY AN AMOUNT OF PS. 702,640 (NOMINAL) WITH AFFECTATION TO THE AUTHORIZED AMOUNT IN 2006, IS AS FOLLOWS:

	UNTIL MARCH 5
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	PS.(35,302)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(667,338)
TOTAL	PS.(702,640)

AFTER TO THE SHAREHOLDERS' MEETING HELD ON MARCH 6, 2007, THEY WERE REPURCHASED OF ITS OWN SHARES BY AN AMOUNT OF PS. 2,741,795 (NOMINAL), AFFECTING TO THE AUTHORIZED AMOUNT IN THIS MEETING. THE AVAILABLE BALANCE AS OF JUNE 30, 2007 IS AS FOLLOWS:

	AFTER MARCH 6
AUTHORIZED AMOUNT	PS. 8,000,000
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	(154,581)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(2,587,214)
	PS. 5,258,205

THE RESTATED AMOUNT FOR THIS CONCEPT HAD A NEGATIVE EFFECT TO PS. 5,408.

NOTE 4 - MEMBERSHIP INCOME

r01: THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX SALES DISTRIBUTION BY PRODUCT.

NOTE 5 - BREAKDOWN OF MAIN CONCEPTS OF THE STATEMENT OF CHANGES IN FINANCIAL POSITION

c39: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES, INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE OF PS. 322,772 IN 2007 AND PS. 235,171 IN 2006, ALSO INCLUDE THE EMPLOYEE STOCK OPTION PLAN FUND NET FOR PS. 648,085 IN 2007 AND PS. 485,602 IN 2006.

c42: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE LIABILITIES FOR CAPITAL LEASE.

c43: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES APPLIED AGAINST CAPITAL STOCK AND RETAINED EARNINGS.

NOTE 6 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

			QUARTER	
REF	CONCEPTS		CURRENT	PREVIOUS
YIELD				
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	22.59%	20.98%
p03:	NET INCOME TO TOTAL ASSETS	(**)	14.12%	13.30%
ACTIVITY				
p06:	NET SALES TO TOTAL ASSETS	(**)	2.27 TIMES	2.21 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.41 TIMES	3.38 TIMES
LEVERAGE				
p16:	NET SALES TO TOTAL LIABILITIES	(**)	6.05 TIMES	6.03 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS.

DURING THE 2ND QUARTER, TOTAL WALMEX SALES SUMMED $50,895 MILLION PESOS, $4,029 MILLION PESOS MORE THAN LAST YEAR, THUS AN INCREASE OF 12.9% IN NOMINAL TERMS AND 8.6% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 4.9% AND 0.9% IN REAL TERMS COMPARED TO LAST YEARS RESULTS.

THE NUMBER OF CUSTOMERS ATTENDED IN OUR STORES DURING THE 2ND QUARTER INCREASED 11.8% REGARDING LAST YEARS FIGURES. THE AVERAGE TICKET DECREASED 3.2%.

GROSS MARGIN WAS 21.3%, 10 BASIS POINTS LOWER THAN 2006. IN MONETARY TERMS, GROSS PROFIT WAS 8% HIGHER THAN LAST YEAR.

OPERATING EXPENSES REPRESENTED 13.5% OF TOTAL REVENUES, 30 BASE-POINTS BELOW RESULTS FOR 2006. OPERATING INCOME GREW 12% THUS REPRESENTING 7.8% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 11% IN REAL TERMS, WHICH IS 9.6% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE APRIL-JUNE PERIOD TOTALED $2,971 MILLION PESOS, WHICH REPRESENTS 5.8% OF TOTAL REVENUES FOR THE PERIOD YEAR, AND 7% IN REAL GROWTH OVER THE PREVIOUS YEAR.

DURING APRIL - JUNE 2007 PERIOD WE OPENED 17 UNITS: 8 BODEGAS AURRERA, 2 WAL-MART SUPERCENTER, 1 SUPERAMA, 3 SUBURBIA STORES AND 3 RESTAURANTS, SO WE HAVE A TOTAL OF 925 UNITS. CONSIDERING THESE OPENINGS, ON A TWELVE MONTH BASIS, WE HAVE A 13.1% INCREASE IN SELF-SERVICE INSTALLED CAPACITY AND 7% IN RESTAURANT SEATING.

AS OF JUNE 30, 2007, CASH ON HAND FOR THE COMPANY AMOUNTED TO $9,927 MILLION PESOS, AFTER HAVING INVESTED DURING 1ST HALF, $4,466 MILLION PESOS IN FIXED ASSETS, PAID $3,439 MILLION PESOS FOR THE REPURCHASE OF 78 MILLION SHARES AND PAID DIVIDENDS OF $2,227 MILLIONS.

MEXICO CITY, JULY 9, 2007

EDUARDO SOLORZANO
PRESIDENT & CEO

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

THE CURRENT FISCAL YEAR FINANCIAL INFORMATION PERTAINING TO AS WELL AS PREVIOUS ONE ARE RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT JUNE 30, 2007, USING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES OBSERVED IN THE PREPARATION OF THE FINANCIAL STATEMENTS ARE DESCRIBED BELOW:

A. THE MEXICAN FINANCIAL REPORTING STANDARDS (FRS), ISSUED BY THE MEXICAN FINANCIAL REPORTING STANDARDS RESEARCH AND DEVELOPMENT BOARD (CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA, A.C. OR CINIF), REPLACED THE TERM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) USED THROUGH DECEMBER 31, 2005. WHEN GENERAL REFERENCE IS MADE TO ANY OF THE DOCUMENTS COMPRISING THE FRS, IT WILL BE UNDERSTOOD THAT THEY REFER EITHER TO THE STANDARDS ISSUED BY THE CINIF OR THE MEXICAN ACCOUNTING BULLETINS ORIGINALLY ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT WERE TRANSFERRED TO THE CINIF. HOWEVER, WHEN SPECIFIC REFERENCE IS MADE TO ANY OF THE DOCUMENTS INCLUDED IN THE FRS, THEY WILL BE DESIGNATED BY THEIR ORIGINAL NAME; IN OTHER WORDS, FRS OR BULLETIN, AS THE CASE MAY BE.

B. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL - MART DE MEXICO S.A.B. DE C.V. (WALMEX OR THE COMPANY) AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

C. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10.

D. THE CONSOLIDATED STATEMENTS OF INCOME WAS PREPARED ACCORDING TO ITS FUNCTION, WHICH ALLOWS KNOWING THE COST OF SALES SEPARATED OF OTHER COSTS AND EXPENSES, IN CONFORMITY WITH FRS B-3 STATEMENT OF INCOME, WHICH WENT INTO EFFECT SINCE JANUARY 1, 2007.

E. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH THE FRS REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

F. CASH AND CASH EQUIVALENTS CONSIST BASICALLY OF BANK DEPOSITS AND HIGHLY LIQUID INVESTMENTS. THESE INVESTMENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

G. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE TO THEM.

H. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD IN CONFORMITY WITH BULLETIN B-10.

THE PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

I.THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN BULLETIN D-5.

J. IN CONFORMITY WITH BULLETIN C-15, THE COMPANY DETERMINES IMPAIRMENT IN THE VALUE OF ITS LONG-LIVED ASSETS USING THE PRESENT VALUE METHOD, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT TO DETERMINE THE VALUE IN USE OF ITS LONG-LIVED ASSETS.

K. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

L. LIABILITY PROVISIONS ARE RECOGNIZED WHENEVER THE COMPANY HAS CURRENT OBLIGATIONS DERIVED FROM PAST EVENTS THAT CAN BE REASONABLY ESTIMATED AND THAT WILL MOST LIKELY GIVE RISE TO A FUTURE CASH DISBURSEMENT FOR THEIR SETTLEMENT.

M. DEFERRED INCOME TAX IS DETERMINED USING THE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, DEFERRED INCOME TAX IS RECOGNIZED ON ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE THAT WILL BE IN EFFECT AT THE TIME THE TEMPORARY DIFFERENCES GIVING RISE TO DEFERRED TAX ASSETS AND LIABILITIES ARE EXPECTED TO BE RECOVERED OR SETTLED.

N. CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

O. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES UNDER MEXICAN LABOR LAW AND TERMINATION PAYMENTS MADE AT THE END OF EMPLOYMENT, EXCEPT WHEN RESULTING FROM CORPORATE RESTRUCTURING, ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON ACTUARIAL COMPUTATIONS MADE BY AN INDEPENDENT EXPERT, USING THE PROJECTED UNIT-CREDIT METHOD.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

P. IN CONFORMITY WITH THE MEXICAN CORPORATIONS ACT, THE COMPANY IS REQUIRED TO APPROPRIATE AT LEAST 5% OF THE NET INCOME OF EACH YEAR TO INCREASE THE LEGAL RESERVE. THIS PRACTICE MUST BE CONTINUED UNTIL THE LEGAL RESERVE REACHES 20% OF CAPITAL STOCK.

Q. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIABILITIES DURING THE PERIOD.

R. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

S. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

T. SALES REVENUES ARE RECOGNIZED AT THE TIME THE CUSTOMER TAKES POSSESSION OF THE PRODUCTS, IN CONFORMITY WITH INTERNATIONAL ACCOUNTING STANDARDS NO. 18, APPLIED ON A SUPPLETORY BASIS.

SAM'S CLUB MEMBERSHIP REVENUES ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP, IN CONFORMITY WITH THE REQUIREMENTS OF STAFF ACCOUNTING BULLETIN NO. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, APPLIED ON A SUPPLETORY BASIS.

U. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN BULLETIN B-5.

NOTE 2 - ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT JUNE 30, 2007, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 256,490.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE RECOVERABLE TAXES FOR PS. 1,757,347.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT (NET):

AS OF JUNE 30, 2007, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	PS. 20,673,181
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	41,409,715
TOTAL PROPERTY	62,082,896
FIXTURES AND EQUIPMENT	23,043,128
ACCUMULATED DEPRECIATION	(23,002,774)
CONSTRUCTION IN PROGRESS	2,618,695
PROPERTY AND EQUIPMENT - NET	PS. 64,741,945

AS OF JUNE 30, 2007, PROPERTY AND EQUIPMENT INCLUDE PS. 3,938,963 OF INVESTMENTS DERIVED FROM CAPITAL LEASES. THE RELATED ACCUMULATED DEPRECIATION AGGREGATES PS. 1,024,552.

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTIGENT LIABILITY AND COMMITMENTS:

AS OF JUNE 30, 2007, THERE ARE NOT CONTINGENT LIABILITIES.

AT JUNE 30, 2007, THE COMPANY HAS THE FOLLOWING COMMITMENTS:

1.PURCHASE ORDERS BY INVENTORIES AND PROPERTY AND EQUIPMENT, AS WELL AS MAINTENANCE SERVICES COTRACTS FOR PS. 8,316,385.

2. THE COMPANY HAS ENTERED INTO OPERATING LEASES WITH THIRD PARTIES FOR COMPULSORY TERMS RANGING FROM 2 TO 15 YEARS. RENT PAID UNDER CAPITAL LEASES MAY EITHER BE FIXED OR VARIABLE, DETERMINED BASED ON A PERCENTAGE OF SALES. AN ANALYSIS OF FUTURE MINIMUM COMPULSORY RENTAL PAYMENTS UNDER CAPITAL LEASES IS AS FOLLOWS:

TWELVE-MONTH PERIOD	AMOUNT
JULY 2007 - JUNE 2008	PS. 93,606
JULY 2008 - JUNE 2009	PS. 81,571
JULY 2009 - JUNE 2010	PS. 67,900
JULY 2010 - JUNE 2011	PS. 55,818
JULY 2011 - JUNE 2012	PS. 55,268
JULY 2012 - AND THEREAFTER	PS.256,233

PROPERTY OPERATING RENTAL EXPENSE CHARGED TO RESULTS OF OPERATIONS DURING THE SIX-MONTH PERIOD ENDING ON JUNE 30, 2007 WAS PS. 720,925.

NOTE 6 - LONG-TERM OTHER LIABILITIES:

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE TERM OF PAYMENT RANGES FROM 4.5 YEARS TO 7 YEARS.

AN ANALYSIS OF FUTURE MINIMUM COMPULSORY PAYMENTS UNDER CAPITAL LEASES OVER THE NEXT YEARS IS AS FOLLOWS:

TWELVE-MONTH PERIOD	AMOUNT
JULY 2007 - JUNE 2008	PS. 201,132
JULY 2008 - JUNE 2009	PS. 182,374
JULY 2009 - JUNE 2010	PS. 164,072
JULY 2010 - JUNE 2011	PS. 165,229
JULY 2011 - JUNE 2012	PS. 170,552
JULY 2012 - AND THEREAFTER	PS.1,799,583

RELATED PAYMENTS MADE FROM JULY 2007 TO JUNE 2008 ARE PRESENTED AS PART OF CURRENT LIABILITIES.

NOTE 7 - INCOME TAXES:

THE COMPANY AND ITS SUBSIDIARIES HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF TAXES CHARGED TO RESULTS OF OPERATIONS OF THE SIX-MONTH PERIOD ENDING ON JUNE 30, 2007 IS AS FOLLOWS:

	AMOUNT
CURRENT YEAR INCOME TAX	PS. 2,472,714
DEFERRED INCOME TAX	(153,194)
SUBTOTAL	2,319,520
MONETARY POSITION GAIN ON INITIAL EFFECT AND NONMONETARY ITEMS OF DEFERRED INCOME TAX	(24,427)
TOTAL	PS. 2,295,093

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	PS. 5,375,379
INVENTORIES	1,292,412
RECOVERABLE ASSET TAX	(298,546)
OTHER ITEMS - NET	(806,512)
TOTAL	PS. 5,562,733

THE STATUTORY INCOME TAX RATE IS 28% AS OF 2007.

NOTE 8 - LABOR LIABILITIES:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS. ALSO, RECOGNIZE THE LIABILITY FOR EMPLOYEE TERMINATION PAYMENTS, IN CONFORMITY WITH BULLETIN D-3. THOSE CONCEPTS ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD.

NOTE 9 - SHAREHOLDER'S EQUITY:

AN ANALYSIS OF NOMINAL VALUE AND RESTATEMENT OF ITEMS THAN INTEGRATE THE SHAREHOLDER'S EQUITY IS AS FOLLOWS:

	NOMINAL VALUE	RESTATEMENT	TOTAL
CAPITAL STOCK	PS.13,002,067	PS. 8,591,317	PS.21,593,384
SHARES PLAN FUND	PS.(2,911,987)	PS.(237,686)	PS.(3,149,673)
PREMIUM ON SALE OF SHARES	808,908	1,438,267	2,247,175
PREMIUM ON SALE OF SHARES	PS.(2,103,079)	PS. 1,200,581	PS.(902,498)
LEGAL RESERVE	PS. 2,302,907	PS. 1,641,311	PS. 3,944,218
RETAINED EARNINGS	30,560,187	9,743,005	40,303,192
NET INCOME FOR THE YEAR	5,909,422	(7,755)	5,901,667
RETAINED EARNINGS AND CAPITAL RESERVES	PS.38,772,516	PS.11,376,561	PS.50,149,077

DURING THE SIX-MONTH PERIOD ENDING ON JUNE 30, 2007, WALMEX REPURCHASED 78,175,000 OF ITS OWN SHARES, OF WHICH 4,950,000 SHARES WERE CANCELED AS PER THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING OF MARCH 6, 2007. AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS. 110,648 AND RESTATED CAPITAL STOCK BY PS. 79,235 (NOMINAL).

THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 136,643,109 WALMEX SHARES, OF WHICH 125,160,172 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARY COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

COMPENSATION FOR THE COMPANY'S EMPLOYEE STOCK OPTION PLAN IS MEASURED AND RECORDED FOLLOWING THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS NO. 2, APPLIED ON A SUPPLETORY BASIS.

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT A REGULAR SHAREHOLDERS' MEETING HELD ON MARCH 6, 2007:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2007 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS.8,000,000 (NOMINAL).

2. CANCELLATION OF 158,368,900 SERIES V SHARES DUE TO THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 434,632 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS.0.51 NOMINAL PESOS PER SHARE OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON BOTH THE CLOSING MARKET PRICE OF THE COMPANY'S SHARES ON MARCH 28, 2007 AND THE PS.0.51 NOMINAL PESOS PER SHARE. SUCH DIVIDEND WAS PAID ON APRIL 20, 2007.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS.4,369,383 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 109,234,586 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS MEETING HELD ON MARCH 6, 2007, EXPIRED ON APRIL 17, 2007. THE COMPANY DELIVERED 44,921,618 NEW SERIES V SHARES REPRESENTING AN INCREASE OF PS. 2,047,527 (NOMINAL), AND CANCELED 64,312,968 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 2,321,856 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITYS SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 1,631,224 (NOMINAL).

NOTE 10 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN BULLETIN B-5. THE OTHERS SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT SIX-MONTH PERIOD ENDING ON JUNE 30, 2007 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICES	PS. 94,219,178	PS. 6,737,201
OTHER	6,752,409	990,789
CONSOLIDATED	PS.100,971,587	PS. 7,727,990

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 11 - APPROVAL OF FINANCIAL STATEMENTS:

THE ACCOMPANYING FINANCIAL STATEMENTS AND THESE NOTES FOR SIX-MONTH PERIOD ENDING ON JUNE 30, 2007 AND 2006, WERE APPROVED BY THE COMPANY'S BOARD DIRECTORS AT A MEETING HELD ON JULY 5, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99
SUBURBIA	DEPARTMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	845,193	99.99
REAL ESTATE	REAL ESTATE PROJECTS	21,356,432	99.99

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

THE COLUMN NUMBER OF SHARES IS EXPRESSED IN THOUSANDS AND CORRESPONDING TO THE SOCIAL PART AND SHARES THAT WAL-MART DE MEXICO, S.A.B. DE C.V. HAS OF THE SUBSIDIARIES; WHICH MAJORITY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
SELF-SERVICE STORES	NOT APPLIED				0	18,426,307	0	0	0	0						
DEPARTMENT STORES	NOT APPLIED				0	635,874	0	0	0	0						
RESTAURANTS	NOT APPLIED				0	163,673	0	0	0	0						
SELF-SERVICE STORES	NOT										0	1,617,657	0	0	0	0
DEPARTMENT STORES	NOT										0	96,740	0	0	0	0
RESTAURANTS	NOT										0	3,817	0	0	0	0
TOTAL SUPPLIERS					0	19,225,854	0	0	0	0	0	1,718,214	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
OTHER LOANS WITH COST	NOT APPLIED				0	201,132	182,374	164,072	165,229	1,970,135						
	NOT										0	0	0	0	0	0
TOTAL					0	201,132	182,374	164,072	165,229	1,970,135	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTHER CURRENT LIAB.WO	NOT APPLIED				0	4,734,578	0	0	0	0						
OTHER CURRENT LIAB.WO	NOT										0	263,554	0	0	0	0
TOTAL					0	4,734,578	0	0	0	0	0	263,554	0	0	0	0
TOTAL GENERAL					0	24,161,564	182,374	164,072	165,229	1,970,135	0	1,981,768	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007
WAL - MART DE MEXICO, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	103,339	1,116,847	0	0	1,116,847
LIABILITIES POSITION	183,368	1,981,768	0	0	1,981,768
SHORT-TERM LIABILITIES POSITION	183,368	1,981,768	0	0	1,981,768
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(80,029)	(864,921)	0	0	(864,921)

NOTES

PS. 10.8076 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007
WAL - MART DE MEXICO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	21,741,378	35,473,492	(13,732,114)	0.52	71,407
FEBRUARY	19,282,705	30,148,955	(10,866,250)	0.28	30,426
MARCH	18,724,251	29,359,666	(10,635,415)	0.22	23,398
APRIL	17,286,147	33,766,859	(16,480,712)	(0.06)	(9,888)
MAY	15,399,101	28,889,785	13,490,684	(0.49)	(66,104)
JUNE	16,854,768	30,531,112	13,676,344	0.12	16,412
RESTATEMENT				0.00	108
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					65,759

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

MONETARY LIABILITIES DO NOT INCLUDED THE INITIAL EFECT OF THE DEFERRED INCOME TAX PS. 3,827,449 (NOMINAL); THE MONETARY EFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

MEXICAN STOCK EXCHANGE

DEBT INSTRUMENTS

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 2 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE,	1,117,115	100.00
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE	592,086	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	1,068,154	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	107,394	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	289,037	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	74,047	100.00

NOTES

THE INSTALLED CAPACITY OF THE REGARDING RESTAURANTS IS EXPRESED IN NUMBER OF SEATS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					0

NOTES

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	100,588,540	0.0		
OTHER INCOME	0	383,047	0.0		
FOREIGN SALES					
NON - APPLY	0	0	0.0		
TOTAL		100,971,587			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON - APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON - APPLY	0	0			
TOTAL		0			

NOTES

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.0000	46	1,071,307,452	7,467,807,734	0	8,539,115,186	1,631,224	11,370,843
TOTAL			1,071,307,452	7,467,807,734	0	8,539,115,186	1,631,224	11,370,843

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,539,115,186

NOTES

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 10.8076 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLAR	THOUSANDS OF PESOS
CURRENT ASSETS	US$ 103,339	PS. 1,116,847
SUPPLIERS	US$ 158,982	PS. 1,718,214
OTHER CURRENT LIABILITIES	US$ 24,386	PS. 263,554

DURING JANUARY - JUNE 2007, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 1,661 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

OUR EXPANSION PROGRAM FOR THE FOLLOWING 6 MONTHS INCLUDES THE OPENING OF 91 UNITS, HAVING 29% PROGRESS THUS FAR. AS OF JUNE 30 2007, PS. 2,594,799 HAVE BEEN USED FOR THESE UNITS.


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REPORTS RESULTS FOR THE SECOND QUARTER 2007 AND JUNE 2007 SALES

FILE N°
82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, July 9, 2007

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the second quarter 2007. As a result of a 12.9% increase in sales over the previous year, 8.6% in real terms once the period's inflation is accounted for, and a lower level of operating expenses, operating income increased 12% in real terms versus the level achieved in 2006. EBITDA for the quarter amounted to $4,888 million pesos and represented 9.6% of total revenues, a growth in real terms of 11% over last year's levels.

Results	**Including Bank**			**Without Bank**		
April - June	***M$ Millions***	***%***	***Growth***	***M$ Millions***	***%***	***Growth***
Total Revenues	51,089	100.0	9	51,089	100.0	9
General Expenses	6,900	13.5	6	6,850	13.4	5
Operating Income	4,003	7.8	12	4,053	7.9	13

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 4.9%, 0.9% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "Sales for the second quarter 2007 were affected both by the slow down in the Mexican and United States economies, and by the difficult comparisons against last year's specific events, such as Presidential elections and the World Cup. In response to this situation the Company implemented an aggressive cost-reduction program which embraces every area of the Company, excluding those directly related with costumer service. Thanks to this effort and in spite of the additional expenses related to Banco Wal-Mart, operating expenses increased only 6% compared with last year and represented 13.5% of the sales, 30 bps less than second quarter 2006, allowing for operating income and EBITDA to grow at a greater rate than sales".

Main figures are:

Second Quarter

Results April – June	**2007** *M$ Millions*	*%*	**2006** *M$ Millions*	*%*	**Growth %** *Nominal*	*After Inflation*
Net Sales	50,895		46,866		13	9
Other Income	194		182		10	6
Total Revenues	51,089	100.0	47,048	100.0	**13**	**9**
Cost of Sales	40,186	78.7	36,961	78.6	13	9
Gross Profit	10,903	21.3	10,087	21.4	12	8
General Expenses	6,900	13.5	6,499	13.8	10	6
Operating Income	4,003	7.8	3,588	7.6	**16**	**12**
EBITDA	4,888	9.6	4,414	9.4	**15**	**11**
Net Income	2,971	5.8	2,774	5.9	**11**	**7**
EPS for the quarter (in pesos)	0.347		0.319		**13**	**9**

First Half

Results January – June	**2007** *M$ Millions*	*%*	**2006** *M$ Millions*	*%*	**Growth %** *Nominal*	*After Inflation*
Net Sales	100,589		90,429		16	11
Other Income	383		360		11	6
Total Revenues	100,972	100.0	90,789	100.0	**16**	**11**
Cost of Sales	79,515	78.7	71,376	78.6	16	11
Gross Profit	21,457	21.3	19,413	21.4	15	11
General Expenses	13,729	13.6	12,576	13.9	14	9
Operating Income	7,728	7.7	6,837	7.5	**18**	**13**
EBITDA	9,479	9.4	8,465	9.3	**16**	**12**
Net Income	5,902	5.8	5,298	5.8	**16**	**11**
EPS 12 months (in pesos)	1.522		1.275		**22**	**19**

The Company's cash position as of June 30, 2007 was $9,927 million pesos, equivalent to $919 million dollars.



FILE N° 82-4609

Bank Results:

The results previously presented, include the following effects related to Banco Wal-Mart.

Results	Second Quarter 2007		January – June 2007	
	M$ Millions	*%*	*M$ Millions*	*%*
Total Revenues	0		0	
General Expenses	50	0.1	97	0.1
Financial Income	3	0.0	8	0.0
Net Income Efect	(47)	(0.1)	(89)	(0.1)

If we exclude the results from the Bank, Operating Income and EBITDA for the Company in the second quarter increased13% and 12%, respectively. In the first half of the year, the growths would be 14% and 13%.

June 2007 Sales:

During the month of June 2007, sales were **$16,666 million pesos**. This figure represents a **13.2%** increase over sales reported the same month last year, and an **8.9%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **5.5%,** and of **1.5%** in real terms compared to the same month of 2006.

Real Sales Growth	June		January – June	
	2007	2006	2007	2006
Total Units (%)	**8.9**	16.2	**11.2**	15.1
Comparable Units (%)	**1.5**	6.1	**3.3**	5.4

Considering the **five-week period** from **June 2 to July 6, 2007** that compares with the five-week period ending July 7, 2006, as well as the **twenty seven-week period** from **December 30, 2006 to July 6, 2007** and that compares with the twenty seven-week period that ended July 7, 2006, sales growth was as follows:

Real Sales Growth	5 weeks		27 weeks	
	2007	2006	2007	2006
Total Units (%)	**7.7**	**15.2**	**11.4**	**15.4**
Comparable Units (%)	**0.4**	**5.0**	**3.5**	**5.6**

Openings during the year 2007:

During the month of June we opened three Bodegas Aurrera in the cities of Jilotepec, and Toluca both Estado de Mexico, and Puebla, Puebla; two Wal-Mart Supercenters, one in Mexico City and the other one in Hermosillo, Sonora; two Suburbias and one restaurant in Mexico City. Additionally, during July we have opened 4 Bodegas Aurrera in the cities of Cintalapa, Chiapas; Reforma, Chiapas; Coatzacoalcos, Veracruz, and Saltillo, Coahuila.
In total, during 2007 we have opened 19 Bodegas Aurrera, 1 Sam's Club, 3 Wal-Mart Supercenters, 2 Superamas, 7 Suburbias and 6 Restaurants.

Installed Capacity as of June 30 2007:

FORMAT	SALES AREA M2	SALES AREA SQ. FT.
Bodega Aurrera	1,117,115	12,024,626
Sam´s Club	592,086	6,373,217
Wal-Mart Supercenter	1,068,154	11,497,606
Superama	107,394	1,155,991
Suburbia	289,037	3,111,193
	SEATS	
Restaurants	74,047	

Corporate Social Responsibility:

During this quarter, 17,992 associates participated in 216 volunteer activities, giving 115,530 man-hours to their communities throughout the country.
On June 23rd the National Reforestation Week was launched jointly with Grupo Bimbo and the National Reforestation Commission. A total of 15 thousand associates planted 150 thousand trees in 371 acres located in the 31 states where we have presence.
Also, Wal-Mart de Mexico was ranked in 4th position at the Expansion Magazine's 500 most important Companies in Mexico. Wal-Mart de Mexico was ranked 1st place in the retail sector and 1st private employer.

Repurchase of Shares:

During the year we have invested **$3,439** million pesos, equivalent to **$318** million dollars in the repurchase of **78,175,000** Company shares.


WAL*MART
México

FILE N° 82-4609

Company Description:

WALMEX is a retail sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 929 units, broken down as follows:

276	Bodegas Aurrera
78	Sam's Clubs
122	Wal-Mart Supercenters
62	Superamas
68	Suburbias
323	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at June 30, 2007

	June 30			
	2007		2006	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	9,926,942	Ps.	9,336,680
Accounts receivable - net		2,455,062		2,574,532
Inventories		16,525,878		15,006,822
Prepaid expenses		638,113		624,000
Total current assets		29,545,995		27,542,034
Property and equipment - net		64,741,945		57,625,824
Total assets	Ps.	94,287,940	Ps.	85,167,858
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	20,944,068	Ps.	19,300,530
Other accounts payable		5,860,411		5,046,220
Total current liabilities		26,804,479		24,346,750
Long-term other liabilities		2,481,810		1,912,007
Deferred income tax		5,562,733		4,531,189
Seniority premiums and others		100,059		46,112
Total liabilities		34,949,081		30,836,058
Shareholders' equity:				
Capital stock		21,593,384		19,818,181
Legal reserve		3,944,218		3,511,548
Retained earnings		46,204,859		42,179,730
Accumulated result of restatement		(11,501,104)		(10,821,655)
Premium on sale of shares		2,247,175		2,267,562
Employee stock option plan fund		(3,149,673)		(2,623,566)
Total shareholders' equity		59,338,859		54,331,800
Total liabilities and shareholders' equity	Ps.	94,287,940	Ps.	85,167,858


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Thousands of Mexican pesos with purchasing power at June 30, 2007

	Six-month period ending June 30,			
		2007		**2006**
Net sales	Ps.	100,588,540	Ps.	90,428,596
Other income		383,047		360,261
Total revenues		100,971,587		90,788,857
Cost of sales		(79,514,669)		(71,376,168)
Gross profit		21,456,918		19,412,689
General expenses		(13,728,928)		(12,576,175)
Operating income		7,727,990		6,836,514
Other expenses - net		(63,356)		(53,487)
Comprehensive financing result:				
Financial income - net		464,706		504,151
Exchange gain		1,661		98,721
Monetary position gain		65,759		64,922
		532,126		667,794
Income before income tax		8,196,760		7,450,821
Income tax		(2,295,093)		(2,153,103)
Net income	Ps.	5,901,667	Ps.	5,297,718
Basic earnings per share last 12 months (in pesos)	Ps.	1.522	Ps.	1.275

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at June 30, 2007

	Six-month period ending June 30, 2007	Six-month period ending June 30, 2006
Operating activities		
Net income	Ps. 5,901,667	Ps. 5,297,718
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	1,751,162	1,628,357
Seniority premiums and others	31,653	19,484
Deferred income tax	(186,903)	(146,222)
	7,497,579	6,799,337
Changes in:		
Accounts receivable	1,382,072	176,742
Inventories	1,530,536	(359,532)
Prepaid expenses	(80,118)	(106,604)
Accounts payable to suppliers	(5,070,492)	(2,080,217)
Other accounts payable	334,351	(1,751,831)
Resources provided by operating activities	5,593,928	2,677,895
Financing activities		
Long-term other liabilities	243,180	274,541
Repurchase of shares	(3,439,027)	(3,811,521)
Payment of dividends	(2,227,479)	(821,653)
Resources used in financing activities	(5,423,326)	(4,358,633)
Investing activities		
Purchase of property and equipment	(4,465,995)	(3,385,104)
Sale and retirement of property and equipment	121,308	302,866
Property under capital lease	(322,772)	(235,171)
Employee stock option plan - net	(648,085)	(485,602)
Resources used in investing activities	(5,315,544)	(3,803,011)
Decrease in cash and cash equivalents	(5,144,942)	(5,483,749)
Cash and cash equivalents at beginning of period	15,071,884	14,820,429
Cash and cash equivalents at end of period	Ps. 9,926,942	Ps. 9,336,680

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 01, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	62,315,000	8,550,025,186
01/06/2007	03214	BUY	750,000	40.950723	30,713,042	ACCIV	STOCK		63,065,000	8,549,275,186
								As of current report	63,065,000	8,549,275,186

Shareholders' equity amount	0
Capital stock amount	30,713,042

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,716,003,604	5,685,290,561

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 05, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	63,065,000	8,549,275,186
05/06/2007	03215	BUY	950,000	42.070800	39,967,260	UBS	STOCK		64,015,000	8,548,325,186
								As of current report	64,015,000	8,548,325,186

Shareholders' equity amount	0
Capital stock amount	39,967,260

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,685,290,561	5,645,323,301

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 06, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	64,015,000	8,548,325,186
06/06/2007	03216	BUY	510,000	42.293452	21,569,661	IXE	STOCK		64,525,000	8,547,815,186
								As of current report	64,525,000	8,547,815,186

Shareholders' equity amount	0
Capital stock amount	21,569,661

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,645,323,301	5,623,753,641

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 08, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	64,525,000	8,547,815,186
08/06/2007	03217	BUY	520,000	41.518048	21,589,385	ACCIV	STOCK		65,045,000	8,547,295,186
								As of current report	65,045,000	8,547,295,186

Shareholders' equity amount	0
Capital stock amount	21,589,385

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,623,753,641	5,602,164,256

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 12, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	65,045,000	8,547,295,186
12/06/2007	03218	BUY	530,000	42.515706	22,533,324	ACCIV	STOCK		65,575,000	8,546,765,186
								As of current report	65,575,000	8,546,765,186

Shareholders' equity amount	0
Capital stock amount	22,533,324

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,602,164,256	5,579,630,932

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 13, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	65,575,000	8,546,765,186
13/06/2007	03219	BUY	530,000	43.033619	22,807,818	ACCIV	STOCK		66,105,000	8,546,235,186
								As of current report	66,105,000	8,546,235,186

Shareholders' equity amount	0
Capital stock amount	22,807,818

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,579,630,932	5,556,823,114

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 14, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	66,105,000	8,546,235,186
14/06/2007	03220	BUY	530,000	44.174500	23,412,485	UBS	STOCK		66,635,000	8,545,705,186
								As of current report	66,635,000	8,545,705,186

Shareholders' equity amount	0
Capital stock amount	23,412,485

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,556,823,114	5,533,410,629

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 15, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	66,635,000	8,545,705,186
15/06/2007	03221	BUY	450,000	43.897389	19,753,825	ACCIV	STOCK		67,085,000	8,545,255,186
								As of current report	67,085,000	8,545,255,186

Shareholders' equity amount	0
Capital stock amount	19,753,825

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,533,410,629	5,513,656,804

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 19, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	67,085,000	8,545,255,186
19/06/2007	03222	BUY	560,000	43.529916	24,376,753	ACCIV	STOCK		67,645,000	8,544,695,186
								As of current report	67,645,000	8,544,695,186

Shareholders' equity amount	0
Capital stock amount	24,376,753

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,513,656,804	5,489,280,051

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 20, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	67,645,000	8,544,695,186
20/06/2007	03223	BUY	560,000	43.193130	24,188,153	IXE	STOCK		68,205,000	8,544,135,186
								As of current report	68,205,000	8,544,135,186

Shareholders' equity amount	0
Capital stock amount	24,188,153

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,489,280,051	5,465,091,898

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 21, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	68,205,000	8,544,135,186
21/06/2007	03224	BUY	560,000	42.662984	23,891,271	ACCIV	STOCK		68,765,000	8,543,575,186
								As of current report	68,765,000	8,543,575,186

Shareholders' equity amount	0
Capital stock amount	23,891,271

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,465,091,898	5,441,200,627

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 22, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	68,765,000	8,543,575,186
22/06/2007	03225	BUY	560,000	42.389250	23,737,980	IXE	STOCK		69,325,000	8,543,015,186
								As of current report	69,325,000	8,543,015,186

Shareholders' equity amount	0
Capital stock amount	23,737,980

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,441,200,627	5,417,462,647

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 26, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	69,325,000	8,543,015,186
26/06/2007	03226	BUY	800,000	40.892053	32,713,642	ACCIV	STOCK		70,125,000	8,542,215,186
								As of current report	70,125,000	8,542,215,186

Shareholders' equity amount	0
Capital stock amount	32,713,642

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,417,462,647	5,384,749,004

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 27, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	70,125,000	8,542,215,186
27/06/2007	03227	BUY	1,000,000	40.476500	40,476,500	UBS	STOCK		71,125,000	8,541,215,186
								As of current report	71,125,000	8,541,215,186

Shareholders' equity amount	0
Capital stock amount	40,476,500

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,384,749,004	5,344,272,504

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 28, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
						-		As of last report	71,125,000	8,541,215,186
28/06/2007	03228	BUY	1,000,000	40.754385	40,754,385	ACCIV	STOCK		72,125,000	8,540,215,186
								As of current report	72,125,000	8,540,215,186

Shareholders' equity amount	0
Capital stock amount	40,754,385

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,344,272,504	5,303,518,119

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 29, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	72,125,000	8,540,215,186
29/06/2007	03229	BUY	1,100,000	41.191445	45,310,590	ACCIV	STOCK		73,225,000	8,539,115,186
								As of current report	73,225,000	8,539,115,186

Shareholders' equity amount	0
Capital stock amount	45,310,590

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,303,518,119	5,258,207,530

Issuer's Comments

END